SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 15, 2003

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-116854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 5. Other Events

On October 15, 2003, the Company announced that it had entered into a new five year, $45 million revolving credit facility with Bank One, N.A., as Agent and Johnson Bank - Wisconsin. The press release regarding the foregoing is incorporated into this Item 5 by reference to the press release attached hereto as an exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

Date: October 17, 2003   By: /s/ H. William Smith

                             Name: H. William Smith
                             Title: Vice President, General Counsel
                                    and Secretary

EXHIBITS

Exhibit 99   Press Release dated October 15, 2003.

Exhibit 99

Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
New Five Year, $45 Million Revolving Credit Facility

Stamford, CT, October 15, 2003 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today that it has entered into a five year, $45 million credit agreement with Bank One, N.A., as Agent, and Johnson Bank - Wisconsin. The new credit agreement replaces Aristotle's existing debt facility that had a credit capacity of $31 million. In addition to seasonal working capital needs and letters of credit, the new credit arrangement will provide Aristotle with capital for appropriate acquisitions of businesses similar in nature to Aristotle's current business segments.

Pursuant to the new agreement, the lending banks will loan to Aristotle, from time to time, up to $45 million through a revolving line of credit. The credit facility, which is secured by substantial portions of Aristotle's assets, contains terms that provide more effective flexibility in management of working capital. Interest rates are comparable with those under Aristotle's prior credit arrangement, and adjust with changes in market rates.

Aristotle's President and Chief Operating Officer, Steven B. Lapin, commented, "The new credit facility provides your Company with a key financial tool for growth over the next five years, by supporting acquisitions targeted to add depth to our comprehensive product offerings, primarily in the education and health industries." Mr. Lapin added, "In addition, since the new credit facility requires no principal amortization for the next five years, your Company will be able to utilize better its seasonal cash flows, and the excess cash can be used for general corporate purposes. Under the previous credit arrangement, your Company was required to pay down $9.0 million over the past twelve months, and would have been required to make other principal payments at intervals throughout its remaining term."

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health and agricultural products. A selection of over 80,000 items is offered, primarily through catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Simulaids, Triarco, Summit Learning, Hubbard Scientific, Scott Resources, Spectrum Educational Supplies, Haan Crafts and To-Sew. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees

at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 shareholders of record.

Further information about Aristotle can be obtained on our website, at *www.aristotlecorp.net.*

<u>*Safe Harbor under Private Securities Litigation Reform Act of 1995*</u>

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired companies; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q and 8-K.

_____

Reference is also made to the risk factors set forth in Aristotle's final prospectus dated May 15, 2002 which was filed in connection with the merger with Nasco International, Inc